X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2007 MAR 15 A 10:19

DELIVERED BY MAIL

07021841

March 8, 2007

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd:

- News Release dated March 8, 2007
- Material Change Report dated March 8, 2007

Sincerely,

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

X-CAL RESOURCES LTD.

Sharon MacLellan

3/15

sml/
encl

X-Cal Resources Ltd.

TSX/XCL **News Release** **March 8, 2007**

SLEEPER GOLD PROJECT UPDATE

Two drills are at work at Sleeper and are expected to continue throughout 2007. The work program is a combination of definition and exploration drilling. A third drill will be added at the earliest opportunity.

The exploration potential of the Sleeper Gold System within the 30 square mile Sleeper District Scale Claim block is the primary reason for the Gold Project as described in Dr. Richard Sillitoe's January 2006 paper: *"Exploration Potential of The Sleeper Project, Nevada"*.

The primary objectives of current work are:

1. Drill test the Exploration Targets described in the Sillitoe Paper.
2. Define "above ground" gold and silver located in the heaps and tailings in terms that meet NI-43-101 standards.
3. Define "in ground" mineralization located in the Facilities Area and at West Wood in terms that meet NI-43-101 standards.
4. Combine the results of the exploration and definition programs.

Exploration drilling has begun testing the NW Target, which is described in Dr. Sillitoe's paper. Our intention is to test the targets outlined in the report, in series.

Sleeper assays are currently 4 weeks or more behind drilling due to an industry-wide backlog of lab results.

A work program to define the "above ground" gold and silver located in the heaps and tailings and to identify any production potential from these already mined materials is advancing.

Independent studies of the above ground materials at Sleeper have resulted in a recommendation to bulk test material from the heaps and tailings.

Permit applications for on-site bulk testing of above ground materials at Sleeper are being initiated.

The potential of above ground materials at Sleeper could be enhanced by definition of a near surface open pit type of mineralization at the mine site.

A definition drilling program is underway to bring the "Facilities Area" mineralization, located near surface, immediately east of the Sleeper Pit and adjacent to the heaps, to a publishable form.

Some early results from infill drilling in the Facilities Area:

HOLE	FROM feet	TO feet	LENGTH feet	FROM meters	TO meters	LENGTH meters	Au opt	Au gpt
XR-07-15	75	120	45	23	37	14	0.012	0.411
	305	335	30	93	102	9	0.011	0.377
	405	420	15	123	128	5	0.017	0.583
XR-07-16	0	20	20	0	6	6	0.013	0.446
	150	205	55	46	62	17	0.011	0.377
XR-07-12	0	25	25	0	8	8	0.010	0.343
	125	215	90	38	66	27	0.026	0.891
	250	275	25	76	84	8	0.010	0.343
	325	370	45	99	113	14	0.010	0.343
	390	410	20	119	125	6	0.015	0.514
	455	475	20	139	145	6	0.015	0.514
	515	540	25	157	165	8	0.010	0.343
XC-06-02	6	18	12	2	5	4	0.010	0.343
	61.5	81.8	20.3	19	25	6	0.022	0.754

	92.6	163	70.4	28	50	21	0.012	0.411
	184.3	216.4	32.1	56	66	10	0.010	0.343
	225.2	244.7	19.5	69	75	6	0.011	0.377
XR-06-03	0	10	10	0	3	3	0.030	1.029
	115	130	15	35	40	5	0.010	0.343
	145	280	135	44	85	41	0.020	0.686
XR-06-06	50	75	25	15	23	8	0.010	0.343
	125	155	30	38	47	9	0.011	0.377
	310	320	10	94	98	3	0.015	0.514
	400	415	15	122	126	5	0.013	0.446
	475	505	30	145	154	9	0.014	0.480
	55	585	530	17	178	162	0.012	0.411
	595	655	60	181	200	18	0.017	0.583
	670	680	10	204	207	3	0.017	0.583
XR-07-30	160	230	70	49	70	21	0.021	0.720

Infill and extension drilling at West Wood is also a part of the definition program. This work is extending the boundaries of West Wood.

The first assays back from this area have shown indications that a deeper zone may occur below the depth of previously published West Wood intercepts.

Results from the first 2007 exploration hole in the West Wood area:

HOLE	FROM feet	TO feet	LENGTH feet	FROM meters	TO meters	LENGTH meters	Au opt	Au, gpt
XR-07-01	520	735	215	158	224	66	0.018	0.617
	920	935	15	280	285	5	0.012	0.411
	980	1030	50	299	314	15	0.040	1.371
	1310	1385	75	399	422	23	0.013	0.446
	1400	1545	145	427	471	44	0.024	0.823

Historic drill intercepts at West Wood such as 179.5 ft averaging 0.35 oz per ton Au with 7.0 oz per ton Ag are an indication that completing exploration of this area is warranted.

Analogies such as the Ken Snyder Midas Mine in Nevada, Meridian's El Peñón in Chile, Aurelian's developing story in Ecuador and the high grade history of Sleeper illustrate the potential of epithermal gold systems.

A largely unexplored epithermal gold system exists within the 30 square mile Sleeper Claim block. The ongoing work is designed to establish the base figures for present mineralization and systematically test the exploration targets described in Dr. Sillitoe's paper.

The 2006 NI-43-101 Technical Report on the Sleeper Gold Project is available at www.x-cal.com or on SEDAR. Investors are encouraged to review this comprehensive document.

Additionally X-Cal has two well-located earlier stage gold prospects in the Cortez Area of Nevada. These are drill ready, prospective properties located over favorable lower plate windows. Our intention is to look for "farm in" agreements for the Cortez Area properties to allow full concentration on Sleeper.

The company also holds an early stage project in the Spring Valley Area which was conceived by Dr. Ken Snyder. This property will be held and documented, while we follow developments in that area.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

The Sleeper drill samples were collected following standard industry practice and were assayed by American Assay Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample with an

atomic absorption finish. QA/QC included the insertion of numerous standards and blanks into the sample stream.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit ourWebsite: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

March 08, 2007

3. **Press Release**

A Press release was disseminated on Thursday, March 08, 2007.

4. **Summary of Material Change**

Two drills are working at Sleeper and are expected to continue throughout 2007. The work program is a combination of definition and exploration drilling. A third drill will be added at the earliest opportunity. The primary objectives of current work are:

1. Drill test the Exploration Targets described in the Sillitoe Paper.
2. Define "above ground" gold and silver located in the heaps and tailings in terms that meet NI-43-101 standards.
3. Define "in ground" mineralization located in the Facilities Area and at West Wood in terms that meet NI-43-101 standards.
4. Combine the results of the exploration and definition programs.

Exploration drilling has begun testing the NW Target described in the Sillitoe Paper. Independent studies of the above ground materials at Sleeper have resulted in a recommendation to bulk test material from the heaps and tailings. Permit applications for on-site bulk testing of above ground materials are being initiated. The release contains

some early results from infill drilling in the Facilities Area and results from the first 2007 exploration hole in the West Wood area.

5. **Full Description of Material Change**
See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. **Senior Officers**

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on March 08, 2007.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"
X-Cal Resources Ltd.

TSX/XCL **News Release** March 8, 2007

SLEEPER GOLD PROJECT UPDATE

Two drills are at work at Sleeper and are expected to continue throughout 2007. The work program is a combination of definition and exploration drilling. A third drill will be added at the earliest opportunity.

The exploration potential of the Sleeper Gold System within the 30 square mile Sleeper District Scale Claim block is the primary reason for the Gold Project as described in Dr. Richard Sillitoe's January 2006 paper: *"Exploration Potential of The Sleeper Project, Nevada"*.

The primary objectives of current work are:
1. Drill test the Exploration Targets described in the Sillitoe Paper.
2. Define "above ground" gold and silver located in the heaps and tailings in terms that meet NI-43-101 standards.
3. Define "in ground" mineralization located in the Facilities Area and at West Wood in terms that meet NI-43-101 standards.
4. Combine the results of the exploration and definition programs.

Exploration drilling has begun testing the NW Target, which is described in Dr. Sillitoe's paper. Our intention is to test the targets outlined in the report, in series.

Sleeper assays are currently 4 weeks or more behind drilling due to an industry-wide backlog of lab results.

A work program to define the "above ground" gold and silver located in the heaps and tailings and to identify any production potential from these already mined materials is advancing.

Independent studies of the above ground materials at Sleeper have resulted in a recommendation to bulk test material from the heaps and tailings.

Permit applications for on-site bulk testing of above ground materials at Sleeper are being initiated.

The potential of above ground materials at Sleeper could be enhanced by definition of a near surface open pit type of mineralization at the mine site.

A definition drilling program is underway to bring the "Facilities Area" mineralization, located near surface, immediately east of the Sleeper Pit and adjacent to the heaps, to a publishable form.

Some early results from infill drilling in the Facilities Area:

HOLE	FROM feet	TO feet	LENGTH feet	FROM meters	TO meters	LENGTH meters	Au opt	Au gpt
XR-07-15	75	120	45	23	37	14	0.012	0.411
	305	335	30	93	102	9	0.011	0.377
	405	420	15	123	128	5	0.017	0.583
XR-07-16	0	20	20	0	6	6	0.013	0.446
	150	205	55	46	62	17	0.011	0.377

XR-07-12	0	25	25	0	8	8	0.010	0.343
	125	215	90	38	66	27	0.026	0.891
	250	275	25	76	84	8	0.010	0.343
	325	370	45	99	113	14	0.010	0.343
	390	410	20	119	125	6	0.015	0.514
	455	475	20	139	145	6	0.015	0.514
	515	540	25	157	165	8	0.010	0.343
XC-06-02	6	18	12	2	5	4	0.010	0.343
	61.5	81.8	20.3	19	25	6	0.022	0.754
	92.6	163	70.4	28	50	21	0.012	0.411
	184.3	216.4	32.1	56	66	10	0.010	0.343
	225.2	244.7	19.5	69	75	6	0.011	0.377
XR-06-03	0	10	10	0	3	3	0.030	1.029
	115	130	15	35	40	5	0.010	0.343
	145	280	135	44	85	41	0.020	0.686
XR-06-06	50	75	25	15	23	8	0.010	0.343
	125	155	30	38	47	9	0.011	0.377
	310	320	10	94	98	3	0.015	0.514
	400	415	15	122	126	5	0.013	0.446
	475	505	30	145	154	9	0.014	0.480
	55	585	530	17	178	162	0.012	0.411
	595	655	60	181	200	18	0.017	0.583
	670	680	10	204	207	3	0.017	0.583
XR-07-30	160	230	70	49	70	21	0.021	0.720

Infill and extension drilling at West Wood is also a part of the definition program. This work is extending the boundaries of West Wood.

The first assays back from this area have shown indications that a deeper zone may occur below the depth of previously published West Wood intercepts.

Results from the first 2007 exploration hole in the West Wood area:

HOLE	FROM feet	TO feet	LENGTH feet	FROM meters	TO meters	LENGTH meters	Au opt	Au, gpt
XR-07-01	520	735	215	158	224	66	0.018	0.617
	920	935	15	280	285	5	0.012	0.411
	980	1030	50	299	314	15	0.040	1.371
	1310	1385	75	399	422	23	0.013	0.446
	1400	1545	145	427	471	44	0.024	0.823

Historic drill intercepts at West Wood such as 179.5 ft averaging 0.35 oz per ton Au with 7.0 oz per ton Ag are an indication that completing exploration of this area is warranted.

Analogies such as the Ken Snyder Midas Mine in Nevada, Meridian's El Peñón in Chile, Aurelian's developing story in Ecuador and the high grade history of Sleeper illustrate the potential of epithermal gold systems.

A largely unexplored epithermal gold system exists within the 30 square mile Sleeper Claim block. The ongoing work is designed to establish the base figures for present mineralization and systematically test the exploration targets described in Dr. Sillitoe's paper.

The 2006 NI-43-101 Technical Report on the Sleeper Gold Project is available at www.x-cal.com or on SEDAR. Investors are encouraged to review this comprehensive document.

Additionally X-Cal has two well-located earlier stage gold prospects in the Cortez Area of Nevada. These are drill ready, prospective properties located over favorable lower plate windows. Our intention is to look for "farm in" agreements for the Cortez Area properties to allow full concentration on Sleeper.

The company also holds an early stage project in the Spring Valley Area which was conceived by Dr. Ken Snyder. This property will be held and documented, while we follow developments in that area.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

The Sleeper drill samples were collected following standard industry practice and were assayed by American Assay Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample with an atomic absorption finish. QA/QC included the insertion of numerous standards and blanks into the sample stream.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*

END